13025331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50039

SEC Mail Processing Section RECEIVED AUG 2013 Washington DC 193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polar Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19547 210th Avenue NE
(No. and Street)

Thief River Falls (City) MN (State) 56701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive #135 (Address) Burnsville (City) MN (State) 55306 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 26 2013 REGISTRATIONS BRANCH 16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 9/27/13

CD 9/13/13

OATH OR AFFIRMATION

I, Michael C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polar Investment Counsel, Inc., as of June 30, 20 13, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Sherry Lynn Abbott
Notary Public
Minnesota
My Commission Expires January 31, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
TOGETHER WITH AUDITORS' REPORT

JUNE 30, 2013

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, MN

Report on the Financial Statements

We have audited the accompanying financial statements of Polar Investment Counsel, Inc. A Wholly Owned Subsidiary of Glacier Groups, Inc. (a Wyoming corporation), which comprise the balance sheet as of June 30, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polar Investment Counsel, Inc. A Wholly Owned Subsidiary of Glacier Groups, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules on pages 8 through 12 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures, in accordance with audi5ing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boyer & Company

Boyer and Company
Burnsville, MN

July 18, 2013

POLAR INVESTMENT COUNSEL, INC
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS INC.
BALANCE SHEET
JUNE 30, 2013

ASSETS

Cash and Cash Equivalents	$	155,273
Receivables From Broker/Dealers		109,365
TOTAL ASSETS	$	264,638

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to Affiliate	$	20,000
Commissions Payable		140,850
Total Liabilities		160,850
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 9,000 Shares Authorized, 100 Shares Issued and Outstanding		25,000
Additional Paid in Capital		67,384
Retained Earnings		11,404
Total Stockholder's Equity		103,788
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	264,638

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2013

REVENUE	
Commissions	$ 1,519,344
Other	120,066
Total Revenue	1,639,410
EXPENSES	
Commissions	999,192
Management Fee	264,690
Clearing Charges	314,685
Insurance	40,674
Regulatory Fees	13,150
Other Expenses	7,597
Total Expenses	1,639,988
NET INCOME (LOSS)	$ (578)

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$ 25,000	$ 67,384	$ 11,982	$ 104,366
Net Income (Loss)	-	-	(578)	$ (578)
Balance - End of Year	$ 25,000	$ 67,384	$ 11,404	$ 103,788

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS INC.
STATEMENT OF CASH FLOW
YEAR ENDED JUNE 30, 2013

Cash flows from operating activities	
Net Income (Loss)	$ (578)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in receivables from broker/dealers	13,270
Increase (decrease) in accounts payable	(523)
Increase (decrease) in payable to affiliate	(20,000)
Increase in commissions payable	3,047
Increase (decrease) in income taxes payable	(3,209)
Total adjustments	(7,415)
Net cash provided (used) by operating activities	(7,993)
Net increase (decrease) in cash and equivalents	(7,993)
Cash and equivalents, begining of year	163,266
Cash and equivalents, end of year	$ 155,273

See notes to financial statements

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2013

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was incorporated in the state of Wisconsin on May 22, 1995. The Company is a wholly-owned subsidiary of Glacier Groups, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association. The Company's principal business activity is the sale of securities. Operations began in July, 1997. On January 8, 2011 the Company and Parent Company reincorporated in the state of Wyoming.

B. Securities Transactions – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

C. Cash Equivalents – Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

D. Concentration of Risk – The Company's cash balances on deposit at various financial institutions at times may exceed the federally insured limit. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

E. Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Fair value measurement – FASB Statement No. 157 (SFAS No. 157) creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques. Level 1 inputs as defined by SFAS No. 157, are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Level 1 inputs have been applied to all cash equivalents owned by the Company, including a money market fund held at the Company's Clearing Broker/Dealer which is included in receivables from broker/dealers on the Balance Sheet. No Level 2 and 3 inputs, as defined by SFAS No. 157 have been applied to value any assets or liabilities reflected in these financial statements at the financial statement date.

G. Income Taxes – The Company files a consolidated federal income tax return with its Parent Company Glacier Groups, Inc. The management is of the view that there are no significant tax positions that may be challenged. Tax years ending June 30, 2009 through June 30, 2012 are open for examination by the IRS.

H. Subsequent Events – Subsequent events have been evaluated through the date of the auditors' report which is the date the financial statements were available to be issued.

NOTE 2 – OFF BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts, exchange traded options, to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

NOTE 2 – OFF BALANCE-SHEET RISK AND CLEARING AGREEMENT (CONTINUED)

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The aforementioned agreement may be terminated by either party with 45 days prior notification. The Company is required to maintain a $100,000 deposit with the Clearing Broker/Dealer to assure its performance under the agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Glacier Groups, Inc. (Parent). The Company files consolidated income tax returns with the Parent. The Parent assumes all income tax liability for the group.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense, insurance, and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses. The expenses incurred to the Parent for the year ended June 30, 2012 are as follows:

Compensation and related benefits	$139,207
Occupancy	17,544
Communications	40,425
Other	67,514
Total	$264,690

NOTE 4 – INCOME TAXES

The Company filed a consolidated tax return with Glacier Groups, Inc. The Company has net operating loss carryovers to future years of $26,148 for federal purposes and $24,779 for state.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIRE GROUPS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER UNIFORM NET CAPITAL RULE 15c3-1
AND CFTC REGUALATION 1.17(A)(1)(ii)

JUNE 30, 2013

COMPUTATION OF NET CAPITAL		
Total Stockholder's Equity		$ 103,788
Deductions:		
Nonallowable assets	$ 3,200	
Haircuts	2,003	5,203
NET CAPITAL		$ 98,585
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 10,723
Minimum dollar net capital requirement		$ 45,000
Net capital requirement		$ 45,000
Excess net capital		$ 53,585
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from the balance sheet		$ 160,850
Percentage of Aggregate Indebtedness to Net Capital		163%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See auditors' report

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIRMENTS PURSUANT TO RULE 15c3-3

JUNE 30, 2013

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

JUNE 30, 2013

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

JUNE 30, 2013

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

POLAR INVESTMENT COUNSEL, INC.
A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF JUNE 30, 2013
TO AUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2013

	Balance Per Focus Report on June 30, 2013	Adjustments Debit		Adjustments Credit		Balance Per Audited Financial Statements At June 30, 2013
Total Assets	$ 264,639	$ -		$ 1	(a)	$ 264,638
Less: Total Liabilities	160,850	-		-		160,850
Net Worth	103,789	-		1		103,788
Less: Non-Allowable Assets	3,200	-		-		3,200
Tentative Net Capital	100,589	1	(a)	-		100,588
Less: Securities Haircuts	2,003	-		-		2,003
Net Capital	$ 98,586	$ 1		$ -		$ 98,585

(a) Rounding

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, Minnesota

We have audited the financial statements of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc., for the year ended June 30, 2013 and have issued our report thereon dated July 18, 2013. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended June 30, 2012, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your Company. We recognize that your Company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012 to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Polar Investment Counsel, Inc., a wholly owned subsidiary of Glacier Groups, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your Company.

This report is intended solely for the information and use of the audit committee and management and is not intended to be and should not be used by anyone other than these specified parties.

July 18, 2013

Bayer + Company

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT ON SIPC SUPPLEMENTAL REPORT

Board of Directors
Polar Investment Counsel, Inc.
A Wholly Owned Subsidiary of Glacier Groups, Inc.
Thief River Falls, Minnesota

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc., for the year ended June 30, 2013. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compare listed payments with respective cash disbursement records entries;
2. Compared amounts reported on audited Form X-17a-5 for the period July 1, 2012 to June 30, 2013 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7):
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Polar Investment Counsel, Inc., A Wholly Owned Subsidiary of Glacier Groups, Inc., taken as a whole.

Boyer + Company

July 18, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **6/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050039 FINRA JUN
POLAR INVESTMENT COUNSEL INC
19547 210TH AVE NE
THIEF RVR FLS MN 56701-6354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sherry Abbott 218-681-7344

2. A. General Assessment (item 2e from page 2)		$ 2248
B. Less payment made with SIPC-6 filed (exclude interest)		(982)
______ Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1266
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1266	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Polar Investment Counsel Inc
(Name of Corporation, Partnership or other organization)

Sherry Abbott
(Authorized Signature)

Dated the 16 day of July, 20 13.

EVP CCO CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

em No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,639,410
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
c. Deductions.	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	71,468
(2) Revenues from commodity transactions.	64,950
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	314,685
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	243,872
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 45,227	
Enter the greater of line (i) or (ii)	45,227
Total deductions	740,202
2d. SIPC Net Operating Revenues	$ 899,208
2e. General Assessment @ .0025	$ 2248

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